BlackRock Municipal Bond Fund, Inc.: BlackRock Municipal Fund

77D(g)
Policies with respect to security investments

On September 14-15, 2010, the Board of Directors of BlackRock Municipal Bond Fund, Inc. approved the following changes to the BlackRock Municipal Fund’s (the “Fund”) non-fundamental investment policies, which were effective as of January 3, 2011:

The Fund’s principal investment strategies have been revised to eliminate the Fund’s non-fundamental investment policy to invest at least 80% of its assets in municipal bonds covered by insurance.  The Fund’s principal investment strategies were changed as follows:

Under normal circumstances, the Fund seeks to achieve its objective by investing at least 80% of its assets in municipal bonds. In choosing investments, the Fund’s management analyzes the credit quality of issuers and considers the yields available on municipal bonds with different maturities. The Fund will usually invest in municipal bonds that have a maturity of five years or longer. The Fund invests primarily in investment grade municipal bonds. The Fund may invest in insured and uninsured municipal bonds.

Municipal bonds include debt obligations issued by or on behalf of a governmental entity or other qualifying issuer that pay interest that is, in the opinion of bond counsel to the issuer, generally excludable from gross income for Federal income tax purposes (except that the interest may be includable in taxable income for purposes of the Federal alternative minimum tax). Municipal bonds may be obligations of a variety of issuers, including governmental entities or other qualifying issuers. Issuers may be states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities.
Municipal bonds also include short-term tax-exempt obligations like municipal notes and variable rate demand obligations. Investment grade bonds are securities which are rated in the four highest categories by at least one of the major rating agencies or determined by the management team to be of similar quality.

The Fund may engage in transactions in certain derivatives, such as financial futures contracts and options thereon, indexed and inverse floating rate obligations and swap agreements, including credit default swap agreements. The Fund may use derivative instruments to hedge its investments or to seek to enhance returns. The Fund may invest in tender option bonds and residual interest tender option bonds, and may also invest in securities the return of which is inversely related to changes in an interest rate (“inverse floaters”).